UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

NOTICE OF EXEMPT SOLICITATION

1.  NAME OF REGISTRANT:  EQT Corporation
2.  NAME OF PERSON RELYING ON EXEMPTION:  D. E. Shaw & Co., L.P.
3.  ADDRESS OF PERSON RELYING ON EXEMPTION:  1166 Avenue of the Americas, 9th Floor, New York, NY 10036
4.  WRITTEN MATERIALS:  Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

On October 31, 2017 D. E. Shaw & Co., L.P. (“DESCO LP”), sent a letter to the Board of Directors of EQT Corporation. The letter to the Board of Directors is attached as Exhibit 99.1.

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. DESCO LP is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by DESCO LP.

PLEASE NOTE: DESCO LP is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.